UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 3)

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101

(CUSIP Number)

Edward H. Linde

c/o Boston Properties, Inc.

111 Huntington Avenue, Suite 300

Boston, Massachusetts 02199-7610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 101121101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. Linde
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,560,453
8. Shared Voting Power 0
9. Sole Dispositive Power 9,560,453
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,560,453
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.91%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D with respect to the shares of common stock, $0.01 par value per share (the “Common Stock” or the “Securities”), of Boston Properties, Inc. (the “Company”), a Delaware corporation, is being filed by Mr. Edward H. Linde (“Mr. Linde”) with the Securities and Exchange Commission (the “SEC”) to reflect the decrease in Mr. Linde’s beneficial ownership of Common Stock as a result of his resignation as trustee of The MBZ Charitable Remainder Unitrust. This Amendment No. 3 amends and restates Items 5 and 6 of the Schedule 13D filed with the SEC on March 5, 2001, as amended by Amendment No. 1 filed on February 13, 2003 and Amendment No. 2 filed on January 13, 2005 (the “Original Schedule 13D”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D will remain unchanged.

ITEM 5.    Interest in Securities of the Issuer.

(a) Mr. Linde is deemed the beneficial owner of 9,560,453 shares of Common Stock of the Company representing 7.91% of the Common Stock of the Company outstanding as of September 30, 2005. This number includes:

(i) 1,129,170 shares of Common Stock, 29,000 of which are held by a trust,

(ii) 7,144,949 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (“Common Units”), that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of the Company, 1,405,392 of which are held by The MBZ 1996 Trust of which Mr. Linde serves as the sole trustee, 5,693,083 of which are held by a limited liability company of which Mr. Linde is the sole manager and 46,474 of which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Linde is the sole manager,

(iii) 64,471 long term incentive units (“LTIP Units”) of partnership interest in Boston Properties Limited Partnership, that, conditioned upon minimum allocations to the capital accounts of the LTIP Units for federal income tax purposes, may be converted, at the election of the holder, into Common Units, and

(iv) 1,221,863 shares of Common Stock underlying currently exercisable options1.

Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of September 30, 2005. Mr. Linde has opted to include in this report his beneficial ownership of Common Units and LTIP Units which are convertible into Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require the Company to exchange the Common Units for shares of Common Stock.

[1]	As of the close of business on September 27, 2005 (i.e., the last trading day before the related ex-dividend date), the Company’s Board of Directors adjusted the number of options beneficially owned and the corresponding exercise prices to ensure that its employees, directors and other persons holding stock options are not disadvantaged by a special cash dividend payable on October 31, 2005 to the stockholders of record as of the close of business on September 30, 2005. Pursuant to this adjustment, the number of shares underlying Mr. Linde’s options increased by 42,608 from 1,179,255 to 1,221,863 and the per share exercise prices were correspondingly decreased.

(b) Mr. Linde has sole voting power over 9,560,453 shares of the Common Stock and no shared voting power. He has sole dispositive power over 9,560,453 shares of the Common Stock and no shared dispositive power.

(c) During the past sixty days, Mr. Linde effected the following transactions in the Company’s Securities:

1) On August 24, 2005, Mr. Linde exercised options to acquire 2,500 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at a price of $71.00.

2) On August 25, 2005, Mr. Linde exercised options to acquire 14,200 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at prices ranging from $70.80 to $71.10 per share.

3) On August 26, 2005, Mr. Linde exercised options to acquire 10,000 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at prices ranging from $70.50 to $71.11 per share.

4) On August 29, 2005, Mr. Linde exercised options to acquire 10,000 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at a price of $70.05 per share.

(d) Several persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No one’s interest is more than five percent of the total outstanding Common Stock of the Company.

(e) Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Linde holds the following agreements with respect to the Securities of the Issuer: (1) a Non-Qualified Stock Option Agreement dated as of March 24, 1998, (2) a Non-Qualified Stock Option Agreement dated as of February 2, 2001, (3) an LTIP Unit Vesting Agreement dated as of January 30, 2004, and (4) an LTIP Unit Vesting Agreement dated as of January 28, 2005. Each of these agreements contains provisions pursuant to which the options and LTIP Units granted thereunder will vest as a result of the passage of time, subject to Mr. Linde’s continued employment by the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2005 (Date)

/s/ Edward H. Linde (Signature)

Edward H. Linde (Name)